June 27, 2012

US Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:  Mr. Ruairi Regan & Mr. James Lopez

Via EDGAR

Re:                               Uranium Resources, Inc.

Registration Statement on Form S-4

Filed May 14, 2012, as amended June 22, 2012

File No. 333-181400

Dear Sirs:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Uranium Resources, Inc. hereby requests that the effectiveness of the above-captioned Registration Statement be accelerated to June 29, 2012 at 10:00 a.m. EDT or as soon as possible thereafter.

Uranium Resources, Inc. is aware of its obligations under the Securities Act of 1933, as amended.  In furtherance of our acceleration request, we herewith acknowledge that:

•                  Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  The action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  Uranium Resources, Inc. may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Thomas H. Ehrlich

Thomas H. Ehrlich

Vice President and Chief Financial Officer

CC:	Alfred C. Chidester, Esq.

405 State Highway 121 Bypass, Building A, Suite 110 • Lewisville, TX 75067 • Office: 972-219-3330 • Fax: 972-219-3311